Exhibit (r)(1)

BBR PARTNERS, LLC

CODE OF ETHICS, INSIDER TRADING, AND PERSONAL SECURITIES TRANSACTIONS

A.             Code of Conduct

The Firm has established this Code of Ethics (the “Code”) pursuant to Rule 204A-1 of the Act and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). This Code and the Firm’s Personal Trading Policy constitute the Code required by Rule 17j-1 for the Companies.

As an investment adviser, the Firm has an undivided duty of loyalty to act solely in the best interests of its clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where the Firm’s interests may conflict with those of its clients. In carrying on its daily affairs, the Firm and all Firm Associated Persons (also known as “Supervised Persons”), shall act in a fair, lawful and ethical manner, in accordance with the rules and regulations imposed by federal and state securities laws.

All Firm personnel should review this Code, as well as the Firm’s internal policies and procedures, in an effort to be aware of their responsibilities pertaining to client service. To the extent that any term within the Firm’s Compliance Manual, or any other Firm policy, is inconsistent with any term contained within this Code, the Code shall control. Any violation of this Code or any other Firm policy and/or procedure shall be subject to the Firm’s disciplinary procedures, which may include termination of employment.

B.             Approval, Adoption, and Administration of the Code

The Firm must:

1.	adopt a written Code containing provisions reasonably necessary to prevent Access Persons from violating the Code;

2.	provide the written Code and any amendments thereto to the Board of the Fund; and

3.	provide a written certification to the Board that it has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

The Board, including a majority of the Directors who are not “interested persons” of the Fund (“Disinterested Directors”), must approve the Code, and any material changes to the Code. The Board must base their approval on a determination that the Code contains provisions reasonably necessary to prevent Access Persons from violating the Code.

Following initial approval of the Code by the Board, any material change to the Code must be approved by the Board of the Fund within six months of such amendment. In connection with any such approval, the Board shall be provided with a certification from the Firm that it has adopted procedures reasonably necessary to prevent its Access Persons from violating this Code.

No less frequently than annually, the Firm must furnish to the Board, and the Board must consider, a written report that:

1.	Describes any issues arising under the Code since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations, summarizes any changes in the procedures made during the past year, and identifies any recommended changes in existing restrictions or procedures based upon the Firm’s experience with the Code, evolving industry practice, or developments in applicable laws or regulations; and

2.	Certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

C.             Scope of the Code

The terms of this Code apply to all of the Firm’s supervised persons and sets forth the standard of conduct by which each individual should carry out his/her respective obligations. Specifically, this document presents the Firm’s fundamental standard of conduct and shall address issues pertaining to:

•                     Privacy of Client Non-Public Personal Information;

•                     Insider Trading; and

•                     Personal Securities Transactions.

As discussed in paragraph E below, the rules on the issue of reporting securities transactions pertain to the securities accounts in which any Firm Associated Person has any direct or indirect beneficial interest. Of particular concern (but not exclusive) are securities in which client assets may be invested, including stocks, options, futures and options on futures, but generally not those which are excluded from the definition of “reportable securities” (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, shares of unaffiliated registered open-end investment companies, etc.) (see definition section below).

D.             Standards of Business Conduct

All Firm personnel shall act in accordance with the requirements of the Act, which sets forth numerous policies and procedures pertaining to the Firm’s advisory business. The Firm, as a fiduciary, has an obligation to act consistent with the Act, but to also place the clients’ interests above those of the advisory firm. To that end, all supervised persons should avoid conflicts of interest that could compromise the advisory firm’s ability to act in the clients’ best interests. For example, the Firm has determined that supervised persons should not accept inappropriate cash or gifts from any client, service provider or other third party. Such an activity by an Associated Person, in addition to any proposed outside business activity, are subject to pre-approval by the Chief Compliance Officer.

In a similar vein, it shall be against Firm policy for any Firm representative to use the mails or any means or instrumentality of interstate commerce:

(i)	to employ any device, scheme, or artifice to defraud a client or prospective client, including the Fund;

(ii)	To make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading;

(iii)	to engage in any act, transaction, practice, or course of business which defrauds or deceives a client or prospective client, including the Fund;

(iv)	to knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and

(v)	to engage in fraudulent, deceptive or manipulative practices, including with respect to the Fund.

The Firm is aware of concerns surrounding nonpublic information, specifically in the areas of client service and securities trading. The Firm’s standard of business conduct relative to client nonpublic personal information is consistent with the terms of Regulation S-P, in that it has established a Privacy Program that includes the delivery to all clients a Privacy Notice detailing the framework within which client information is secured, as well as an internal Privacy Policy to be reviewed and executed by all Firm Associated Persons. The Privacy Policy and Notice create appropriate standards for the security of client personal information, and detail the framework within which client information is secured.

As it relates to nonpublic information in the securities trading area, the Firm’s standard of business conduct focuses upon non-disclosure. No person associated with the Firm shall disclose “Material Nonpublic Information (see definition below) about a company or about the market for that company’s securities: (a) to any person except to the extent necessary to carry out the Firm’s legitimate business obligations, or (b) in circumstances in which the information is likely to be used for unlawful trading. No Firm employee who is in possession of Material Nonpublic Information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and sufficient time has passed such that the market would have already reacted.

Finally, it is, and always has been, the policy of the Firm that it and each such supervised person comply with the aforementioned standards and to recognize that the Firm has a fiduciary obligation towards its clients. Supervised persons should be fully aware of the high value the Firm has placed and continues to place on the adherence by all supervised persons to ethical conduct at all times, and all supervised persons are urged to comply not only with the letter of their respective fiduciary duties, but also to the ideals of the Firm. In addition, all supervised persons are required to comply with those federal securities laws which apply to the business of the Firm, and your execution of the Annual Acknowledgment of the Policies and Procedures, if you are a supervised person, constitutes your agreement that you have complied, and will continue to comply, with such applicable laws. For purposes of this paragraph, “federal securities laws” means the Securities Act of 1933 (15 U.S.C. 77a-aa), the Securities Exchange Act of 1934 (15 U.S.C. 78a — mm), the Sarbanes-Oxley Act of 2002 (Pub. L. 107-204, 116 Stat. 745 (2002)), the Investment Company Act of 1940 (15 U.S.C. 80a), the Investment Advisers Act of 1940 (15 U.S.C. 80b), Title V of the Gramm-Leach-Bliley Act (Pub. L. No. 106-102, 113 Stat. 1338 (1999)), any rules adopted by the Commission under any of these statutes, the Bank Secrecy Act (31 U.S.C. 5311 — 5314; 5316 — 5332) as it applies to funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

E.              Insider Trading

The securities laws prohibit trading by a person while in the possession of Material Nonpublic Information about a company or about the market for that company’s securities. The securities laws also prohibit a person who is in possession of Material Nonpublic Information from communicating any such information to others.

Section 204A of the Act requires that investment advisers maintain and enforce written policies reasonably designed to prevent the misuse of Material Nonpublic Information by the investment adviser or any person associated with the investment adviser.

Insider trading violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the nonpublic information, civil penalties of up to $1 million or three times such profits or losses, whichever is greater, exposure to additional liability in private actions, and incarceration.

Violations of the Firm’s insider trading policies and procedures will be regarded with the utmost seriousness and will constitute grounds for immediate dismissal.

Should you have any doubt regarding the propriety of a proposed securities transaction, you should seek advice from the Chief Compliance Officer. Employees should not take it upon themselves to determine whether information about which they may have questions constitutes material, non-public information, but rather should escalate any issues to the Chief Compliance Officer, who will consult with outside counsel as necessary to make the correct determination.

F.              Personal Securities Transactions

All Access Persons (see definition section below) must submit for the Firm’s review, a report of his/her personal securities transactions and securities holdings periodically, as provided and further explained herein. One purpose of the Rule is to provide the Firm with information on “scalping” (i.e., a practice whereby the owner of shares (e.g., an Access Person) of a security recommends that security for investment and then immediately sells it at a profit upon the rise in the market price which follows the recommendation), as well as potentially abusive “soft dollar” or brokerage practices. In addition, this requirement can help detect insider trading, “front-running” (i.e., personal trades executed prior to those of the Firm’s clients) and other potentially abusive practices.

Initial and Annual Holding Reports on Current Securities Holdings of Access Persons

Each Access Person of the Firm must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings within 10 days after the person becomes an Access Person, which information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person. Additionally, each Access Person must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings at least once each 12-month period thereafter on a date the Firm selects, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

Each securities holdings report must provide, at a minimum, the following information:

(i)	the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security (as defined below) in which the Access Person has any direct or indirect beneficial ownership (as defined below);

(ii)	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

(iii)	the date the Access Person submits the report.

Transaction Reports

Each Access Person must provide the Chief Compliance Officer or his/her designee with a written record of his/her personal securities transactions no later than thirty (30) days after the end of each calendar quarter, which report must cover all transactions (other than those pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) during the quarter. The report must provide, at a minimum, the following information about each transaction (other than pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) involving a reportable security (see definition section below) in which the Access Person had, or as a result of the transaction acquired, any direct or indirect “beneficial ownership” (see definition section below):

(i)	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

(ii)	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(iii)	The price of the security at which the transaction was effected;

(iv)	The name of the broker, dealer or bank with or through which the transaction was effected; and

(v)	The date the Access Person submits the report.

The security transaction reporting requirement may be satisfied by providing duplicate broker trade confirmations or account statements of all such transactions to the Firm no later than thirty (30) days after the end of each calendar quarter.

In the alternative to the security transaction reporting requirement, the Firm may require: (1) all personal securities transactions for its Access Persons be executed with or through a broker-dealer/custodian of the Firm’s choosing; or, (2) its Access Persons to maintain all investment accounts with a broker-dealer/custodian of the Firm’s choosing, provided that the broker-dealer/custodian and/or Access Person complies with the submission of the broker trade confirmations or account statements to the Firm as referenced in the last paragraph.

Exceptions

The above holdings and transactions reporting requirements do not apply to transactions effected in any account over which a particular Access Person has no direct or indirect influence or control. In addition, the holdings and transactions reporting requirements do not apply to securities which are excluded from the definition of reportable security (see definition section below).

Personal Trading Policy

Access Persons are subject to the Firm’s separate Personal Trading Policy, a copy of which is attached.

Restricted Securities (to the extent applicable)

Certain of the Firm’s clients may be publicly traded companies (and/or senior executive officers and/or management of publicly traded companies), a current list of which publicly traded companies (to the extent applicable) shall be annexed hereto and made a part hereof as Schedule “A” (the “Restricted Securities”). In addition, Schedule “A” may also include the securities of public companies which the Firm is currently recommending or considering recommending to its clients. All securities listed on Schedule “A” shall be designated as the Restricted Securities. The purchase and/or sale of any of the Restricted Securities is prohibited unless expressly approved in advance by the Chief Compliance Officer. Schedule “A” shall be updated and/or amended when required, and each person shall be required to acknowledge his/her ongoing compliance relative to the Restricted Securities on a quarterly basis. Failure to comply with this policy shall be cause for immediate dismissal from the Firm.

Pre-approval Required for IPO’s and Limited Offerings

The acquisition of a beneficial ownership (see definition section below) interest in any security in an initial public offering (as defined in Rule 204A-1(e)(6)) or in a limited offering (as defined in Rule 204A-1(e)(7)) by an Access Person is prohibited unless expressly approved in advance by the Chief Compliance Officer. The Firm shall maintain a record of any decision, and the reasons supporting the decision, approving the acquisition of such securities by Access Persons for at least five years after the end of the fiscal year in which the approval is granted.

Retention of Certain Records

A record of each securities holdings report and transaction report, including any duplicate broker trade confirmation or account statements provided by an Access Person (or his/her broker/dealer or custodian) in lieu of a securities transactions report, shall be maintained by the Firm for the time period required by the Act. In addition, a record of the names of persons who are currently, or within the past five years were, Access Persons of the Firm shall be maintained.

G.             Definitions

“Access Persons” means:

1.	any directors, officers and general partners (or other person occupying a similar status or performing similar functions) of the Firm;

2.	any employee of the Firm who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of Reportable Security by the Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales;

3.	any natural person who controls the Firm and who obtains information concerning recommendations made to the Fund regarding the purchase or sale of Reportable Securities by the Fund; and

4.	any other Supervised Person who:

a.	Has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of the Fund; or

b.	Is involved in, or whose functions relate to, making securities recommendations to clients, or who has access to such recommendations that are nonpublic; or makes, participates in, or obtains information regarding the purchase or sale of securities by the Adviser’s clients.

“Beneficial ownership” means an Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in the reportable securities (or initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise.

“Board” means the Fund’s Board of Directors.

“Fund” means the BBR ALO Fund, LLC.

“Material Nonpublic Information” means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases, (b) earnings estimates, (c) changes in previously released earnings estimates, (d) significant new products or discoveries, (e) developments regarding major litigation by or against the company, (f) liquidity or solvency problems, (g) significant merger or acquisition proposals, or (h) similar major events which would be viewed as having materially altered the information available to the public regarding the Firm or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

“Reportable Security” means any security defined in Section 202(a)(18) of the Act and Section 2(a)(36) of the 1940 Act (generally, all securities of every kind and nature), except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;

(iv)	Shares issued by open-end investment companies other than funds for which the Firm, or any entity that controls, is controlled by or under common control with the Firm, acts as the investment adviser or sub-adviser (“reportable funds”); and

(v)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.

By SEC staff interpretation, Reportable Security includes shares issued by Exchange Trade Funds (“ETFs”) whether issued as open-end ETFs or unit investment trust ETFs. ETFs organized as closed-end funds are also Reportable Securities under this Code.

“Supervised Person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm.

H.             Administration and Enforcement of Code:

The Chief Compliance Officer shall be responsible for administering and enforcing this Code, a necessary part of which is supervising employees through the implementation process. Should any Associated Person have any questions regarding the applicability of this Code, (s)he should address those questions with the Chief Compliance Officer.

While compliance with the law and with a Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. All violations of this Code should be reported to the Chief Compliance Officer. Any questions should immediately be addressed with the Chief Compliance Officer who has been designated by the Firm to respond to such questions.

I.               Recordkeeping

In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five years was in effect, must be maintained by the Firm. Additionally, a copy of the executed Annual Acknowledgment of the Policies and Procedures (an unexecuted copy of which is located on the last page of this document) of each person who is currently, or within the past five years was, a supervised person must be maintained by the Firm. Furthermore, the Firm is required to maintain a record of any violation of the Code of Ethics (but this does not include any initial reports by employees that informed the Firm of a violation of Firm policies, procedures and/or Code of Ethics), and of any action taken as a result of the violation.

In addition, the Firm shall maintain the following books and records:

•	Ongoing list of Access Persons.

•	Access Person Acknowledgement Form memorializing receipt of this Code of Ethics.

•	Holdings Reports as discussed above.

•	Quarterly Transaction Reports as discussed above.

•	Record of any Chief Compliance Officer decision to approve an Access Persons’ personal security transaction and the underlying rationale supporting that decision.

•	Records of Code of Ethics violations and any resulting remedial action, not including any “whistleblower” reports made by supervised persons.

J.              Gifts and Entertainment

Receipt of Gifts & Entertainment: Access Persons may not give or receive gifts or entertainment that may be construed to have an influence on business transactions conducted by the Firm or the Fund. Gifts to or from consultants must not exceed $200 per person per year. Gifts include any items of value, including sports paraphernalia or equipment, wine or food baskets, gift certificates for shopping, or to a restaurant or spa. Tickets to events are considered gifts if the person does not attend the event. The $200 limit that applies to gifts does not apply to entertainment. Nonetheless, entertainment must be neither so frequent nor so extensive as to raise any question or impropriety. The CCO or other designated personnel will maintain records of all gifts and all entertainment. All gifts and entertainment received must be reported to the Chief Compliance Officer.

Gifts to Clients: Although the Firm does not prohibit gifts to clients, including a gesture of appreciation for referring a prospective new client (e.g., a gift card, dining certificate, etc.), all Firm personnel must be mindful that such gifts should not be of a magnitude and/or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor. Solicitor arrangements are governed on both a SEC and state level.

Gifts to ERISA Plan Fiduciaries: No Firm employee or representative shall give any type of gift to a fiduciary of an ERISA plan for which the Firm provides services (i.e., a plan trustee or other plan fiduciary service provider) unless such proposed gift is first reported to, and approved by, the Firm’s Chief Compliance Officer.

K.             Political Contributions

It is the policy of the Firm to avoid conflicts of interest or appearances of impropriety in connection with the provision of advisory services for compensation to any government client and to identify risk exposures for the Firm and its clients.

SEC Rule 206(4)-5’s objective is to eliminate the practice known as “pay to play” in the selection of advisers which undermines investor compliance in the markets.

In general, the Rule prohibits the Firm from receiving compensation for advisory services provided to a government client for a period of two years after any Access Persons of the Firm makes a political contribution to candidates or officials in a position to influence the hiring of the Firm as an adviser by the government client. The Rule also prohibits any Access Persons of the Firm from “bundling” (soliciting or coordinating) contributions to elected officials, candidates, political parties of state/locality having the ability to exert influence over the selection of investment advisers. There is a “de minimis” exception which allows Access Persons to make political contributions under $250.00 per election where such individual is entitled to vote, and under $150.00 per election where such individual is not entitled to vote.

The Rule requires the Firm to: (1) adopt written policies to assure compliance by Firm employees and allow the Firm to be engaged in advisory business by a government client, and (2) implement procedures to track political contributions made by Firm employees or third parties (i.e., solicitors or consultant) who solicit business for the Firm by the Chief Compliance Officer.

The Firm’s policy requires that Access Persons and Solicitors/Consultants hired by the Firm, must obtain prior approval before making any political contributions which exceed $150.00 on either the Access Persons Political Contributions Disclosure Form or the Solicitor/Consultant Political Contributions Disclosure Form or an alternative disclosure form as determined by the Chief Compliance Officer. The Chief Compliance Officer will determine whether such political contribution can be made or not. The Firm’s policy prohibits Access Persons or Solicitors/Consultants from making any political contribution in excess of the “de minimis” amount without the approval of the Chief Compliance Officer.

The Chief Compliance Officer will also monitor the hiring and termination of Access Persons and Solicitors/Consultants, since under the Rule, a new Access Person’s political contributions at a previous firm, or a terminated Access Person’s political contributions occurring prior to termination, may result in the Firm being “banned” for two years from receiving advisory compensation. The Firm’s fiduciary duties to the government client may require the Firm to continue providing advisory services without receiving compensation.

L.              Employee Reporting Requirements

The Firm cannot fulfill its responsibilities unless its employees keep it informed. Each employee shall make the following reports to the Chief Compliance Officer:

I.     Lawsuits and Administrative Proceedings. A copy of any complaint naming the employee as a defendant in any civil or criminal proceeding, or in any administrative or disciplinary proceeding by any public or private regulatory agency, within 10 days of the date the complaint is served on the employee; a copy of any answer to be filed thereto by the employee within 10 days of the date such answer is filed; and a copy of any decision, order or sanction made with respect to such proceeding within 10 days of the date the decision, order or sanction is rendered.

All lawsuits against the Firm should be immediately brought to the attention of the Chief Compliance Officer upon receipt of service or other notification of the pending action. Notice should also be given to the Chief Compliance Officer upon receipt of a subpoena for information from the Firm relating to any matter in litigation, receipt of a garnishment lien, tax levy or judgment against the Firm or any of its clients or employees.

II.   Reports of Personal Securities Transactions. All reports required by the Code of Ethics with respect to personal securities transactions.

III.  Violations of Compliance Policies and Procedures Manual and Code of Ethics. All employees are required to promptly notify the Chief Compliance Officer of any violation of the policies and procedures set forth in this Manual. The Firm will promptly investigate all reported violations of this Manual and, where appropriate, will take corrective action.

M.            Special Disclosure Requirements

Disciplinary Disclosures. Upon commencement of employment and annually thereafter at a time determined by the Chief Compliance Officer, all employees are required to complete a disciplinary questionnaire. The Chief Compliance Officer will review the responses to the questionnaires and determine whether the Firm is required to make any disclosures in the Firm’s Form ADV or otherwise.

All questions regarding political contributions should be addressed with the Firm’s Chief Compliance Officer.

The CCO shall forward any revisions and/or additions to the Code of Ethics to all employees upon the adoption thereof.

PLEASE NOTE: All Code of Ethics violations must be immediately reported to the CCO.

BBR Partners, LLC Personal Trading Policy, as amended

BBR Partners, LLC (“BBR,” “we,” or “our”), has adopted a Code of Ethics (the “Code”), pursuant to Rule 204A- 1 of the Investment Advisers Act of 1940, as amended, and Rule 17j-1 under the Investment Company Act of 1940, as amended, which establishes a standard of business conduct for all of our Access Persons based upon fundamental principles of openness, integrity, honesty and transparency.

Our Code includes provisions related to fiduciary responsibilities for clients, the confidentiality of client information, the prohibition of insider trading, and certain restrictions on personal trading, among other things. All of our Access Persons must acknowledge the terms of our Code when they join BBR, annually, and whenever they are amended. The conduct of BBR and its Access Persons must recognize that the clients’ interests always have priority over those of BBR and its Access Persons, including with respect to any Access Person’s personal trading activity.

Each Access Person is expected to adhere, not only to the federal securities laws, but also to the highest standard of professional and ethical conduct and should be sensitive to situations that may give rise to an actual conflict, or the appearance of a conflict with our clients’ interests. Each Access Person must exercise reasonable care and professional judgment to avoid actions that could put the image or reputation of BBR at risk.

The Code does not attempt to identify all possible conflicts of interest, and literal compliance with the Code will not shield an Access Person from disciplinary action for personal trading or other conduct that violates a fiduciary duty to our clients. It is expected that an Access Person will embrace and comply with both the letter and the spirit of the Code.

Policy on Personal Trading

Access Persons are reminded that engaging in personal trading is a privilege and not a right.

Each Access Person must comply with our Personal Trading Policy on all personal trading accounts in which they own or control, directly or indirectly, including personal trading accounts owned or controlled, directly or indirectly by immediate family members that are living in the same household.

Prior approval required on Reportable Securities:

An Access Person may not trade in Reportable Securities, as defined in our Compliance Policies and Procedures, without obtaining prior approval. For the avoidance of doubt, open-ended mutual funds, exchange- traded funds (ETF) and exchange-traded notes (ETN), are not deemed Reportable Securities and are exempt from obtaining prior approval and are exempt from our Short-Term and Quarterly Trading Limits, as defined below. In addition, effective 2Q-2020, with the exception of BBR ALO Fund, LLC, closed-end mutual funds are exempt for obtaining prior approval and are exempt from our Short-Term and Quarterly Trading Limits.

The Chief Compliance Officer (“CCO”) or designee, may impose restrictions on personal trading, or deny a request for prior approval, if it believes that the transaction may interfere with the Access Person’s duties, obligations or loyalties to BBR or to our clients, impose undue burden on BBR, or may otherwise be contrary to the interests of BBR or to our clients.

Short-Term Trading & Quarterly Trading Limits (QTL):

BBR considers excessive trading problematic because it may interfere with an Access Person’s duties, obligations or loyalties to BBR or to our clients.

BBR’s Personal Trading Policy, as amended	Page 1

Accordingly, all Access Persons are required to hold Reportable Securities for a minimum of 60 days and are restricted on exceeding 6 buys and 6 sells on a calendar-quarter basis. The CCO or designee may approve exceptions in certain limited circumstances, including hardship exemptions. For the avoidance of doubt, transactions that arise from certain corporate actions, dividends, class actions or investments attributable to an automatic investment plan are exempt from these restrictions.

Required Personal Securities Holdings and Transaction Reporting by each Access Person:

Each Access Person is required to provide the CCO or designee, with the below types of reports for personal trading accounts in which they own or control directly or indirectly, including personal trading accounts owned or controlled, directly or indirectly by immediate family members that are living in the same household.

•	Current securities holdings within ten (10) days after becoming an Access Person;
•	Quarterly transaction report for their securities held during the quarter; and
•	Annual securities holding report on a date selected by the CCO.

Violations of our Compliance Policies and Procedures, as well as our Code are taken seriously and may result in disciplinary action, including termination of employment.

If an Access Person has any doubt as to the appropriateness of any activity, believes that he or she has violated the Code, or becomes aware of a violation of the Code by another Access Person, the Access Person is obligated to bring these matters to the attention of the CCO or any member of the Compliance Committee.

BBR’s Personal Trading Policy, as amended	Page 2